UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2018

Commission File Number: 000-54290

 Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated November 14, 2018

Item 1

Bogotá. November 14, 2018.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”), Corficolombiana S.A. (“Corficolombiana” or the “Company”) and its affiliate Episol S.A.S. (“Episol”) inform the following with respect to the news recently published in the media:

1. Grupo Aval and its subsidiaries deeply regret the death of Mr. Jorge Enrique Pizano and his son Alejandro Pizano and extend their sincere condolences to his family.

2. Mr. Pizano was nominated by Corficolombiana S.A. and appointed by Concesionaria Ruta del Sol S.A.S. ("CRDS") in year 2010 as Controller, position exercised until the Concession Agreement was terminated by a mutual agreement with the ANI.

3. The statements made by Mr. Pizano in the interview that aired this weekend are not new. As Grupo Aval has expressed in its conference calls with shareholders and in interviews and/or statements to the media, in mid-2015 we learned about Mr. Pizano's report in which he informed about certain contracts made through CRDS that, from his point of view, appeared to be questionable because they referred to duplicate objects and works that were not carried out. Neither Mr. Pizano's report nor any other known information at that time, allowed Mr. Pizano, Corficolombiana or any other person, to conclude that such contracts and the payments made as a result of such contracts, were related to bribes that in December 2016, Odebrecht confessed to have made in order to guarantee the awarding of the concession agreement of Ruta del Sol 2. As it has been said on several occasions, what in 2015 Corficolombiana suspected, as a result of the report received, was that CRDS controlling shareholders irregularly extracted resources from the company.

4. As it has also been stated in several times and as a result of Mr. Pizano's report, we immediately ordered an internal audit to try to clarify Mr. Pizano's suspicions. Even without unrestricted access to information, considering that due to Episol´s non-controlling participation, information was difficult to reach, by the end of September 2015, Corficolombiana managed to assemble enough evidence to require explanations from the operating partner of CRDS, Odebrecht. Explanations from Odebrecht were received on October 2015. Even though Corficolombiana confirmed the irregularity of several payments detected by Mr. Pizano, neither Grupo Aval nor Corficolombiana, could establish the final recepients of the payments made to companies such as Profesionales de Bolsa, Consultores Unidos and others, because we had no legal means to do so. What was clear was that neither from Corficolombiana nor from Episol, irregular payments were made.

5. Since the explanations provided by Odebrecht, who did never accept the illegality of the contracts and subsequent payments, were not satisfactory, Corficolombiana demanded that Odebrecht, the CRDS controller, return the unjustified payments. As Mr. Néstor H. Martínez said, his office was entrusted with the elaboration of a contract for Odebrecht to return to CRDS, those payments that were not finally explained to Corficolombiana´s satisfaction.

This work took until the end of March 2016 and was materialized with the execution of the well-known Transaction Agreement, between Odebrecht, Episol and Corficolombiana.

6. On December 21, 2016, the United States Department of Justice revealed the agreement (Plea Agreement) that was subscribed with Odebrecht in which, for the first time, Grupo Aval, Corficolombiana, its other subsidiaries, the Colombian media, the Colombian authorities and the general public, learned of the illicit and concerted behavior from Brazil that this company had put into practice to bribe public officials and congressmen with the supposed final objective of securing works.

7. In February 2017, through a conference call, Grupo Aval informed its shareholders and analysts of what it knew up to that moment, which is summarized in the previous paragraphs. Grupo Aval explained that, for all of the above, it had requested that its subsidiary Corficolombiana be recognized as a victim in this case. Therefore, we reject any claim that pretends that Grupo Aval knew, before December 21, 2016, that Odebrecht had made payments of bribes to obtain the aforementioned contracts. Contrary to what has been said, Grupo Aval and Corficolombiana have immediately made available to the authorities all the information that they have learned about in this case.

8. Grupo Aval, Corficolombiana and Episol reiterate their absolute support for the investigations carried out by the different authorities and their willingness to continue collaborating with the authorities that require it, to clarify the facts associated with the scandal brought about by Odebrecht and known only at the end of 2016.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel